Room 4561

July 5, 2006

Mr. Gerald Tucciarone
Treasurer, Chief Financial Officer and Secretary
Hauppauge Digital, Inc.
91 Cabot Court
Hauppauge, NY 11788

> **Re: Hauppauge Digital, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2005**
> **Filed December 29, 2005**
> **File No. 001-13550**

Dear Mr. Tucciarone:

We have reviewed your response letter dated May 26, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

1.   We note your response to prior comment number 2 from our letter dated April 25, 2006 and it remains unclear to us how you have addressed the requirements of Item 303(a)(3)(iii). In this regard, while the narrative discussion in your MD&A describes various factors that impacted your reported sales, this information does

not provide quantification or other information indicating the extent to which changes in sales are attributable to changes in prices or volumes sold. In future filings, provide disclosure indicating the extent to which changes in sales are attributable to changes in prices or volumes sold.

Tax Provision, page 39

2.   We note that your deferred tax assets and the related valuation allowance are material to your financial statements. We further note that you have made significant assumptions and estimates in determining your accounting in this area. In view of these considerations, we believe that an expanded discussion of your accounting, as well as the underlying assumptions and estimates, would be helpful to investors and is therefore appropriate. Revise future filings to include such expanded disclosure. In this regard, provide disclosure similar to the information provided in your responses to prior comment number 13 from our letter dated February 2, 2006 and prior comment number 8 from our letter dated April 25, 2006. For further guidance, see Section III.B.3 and Section V of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-8

Product Segment and Geographic Information, page F-9

3.   We note your response to prior comment number 4 from our letter dated April 25, 2006 and we do not believe that your current disclosures comply with paragraph 37 of SFAS 131. As indicated in our prior comment, the product categories you currently present are overly broad and do not provide useful information for investors. Additionally, your use of these broad categories is inconsistent with the presentation and discussion of your product offerings elsewhere. In this regard, we note that:

- You provide a detailed discussion in the "Business" section of your Form 10-K regarding the five product categories;
- You refer to the five product categories in your earnings releases furnished on Form 8-K;
- Disclosure in your MD&A addresses changes in sales for various product lines, and not changes in digital vs. analog products;
- The products section of your website is based on detailed product lines; and
- The reports reviewed by your CODM, which were provided to the staff in response to prior comments, do not provide quantification of revenues by analog and digital but instead provide quantification by detailed product lines.

In view of these factors, revise future filings to include a more detailed presentation of revenue by product category.

Foreign Currency Translations and Transactions, page F-11

4.   We have read your response to prior comment number 7 from our letter dated April 25, 2006. Paragraph 12 of SFAS 52 indicates that all elements of financial statements shall be translated by using the current exchange rate. Because translation at the exchange rates at the dates the numerous revenues, expenses, gains and losses are recognized is generally impractical, an appropriately weighted average exchange rate for the period may be used to translate those elements. Paragraph 29 of SFAS 52 indicates that the use of other time- and effort-saving methods to approximate the results of detailed calculations is permitted. As indicated in paragraph 12, the fundamental requirement is to translate financial statement elements at current exchange rates. While the use of averages or other approximations reduces the time and effort that would otherwise be required to translate revenues, expenses, gains and losses, it does not appear to alter the requirement to translate financial statement elements at current exchange rates. Accordingly, we do not agree with your interpretation of paragraphs 12 and 29 of SFAS 52. Absent any additional substantive information indicating otherwise, we believe that revenue should be translated using actual, current exchange rates. Please revise your translation policy to comply with paragraph 12 of SFAS 52 or provide us with a detailed response that further explains why you believe your accounting is correct.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief